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TEVA ANNOUNCES AZILECT® (RASAGILINE TABLETS) DATA TO BE PRESENTED AT THE
16TH ANNUAL INTERNATIONAL CONGRESS OF PARKINSON’S DISEASE AND MOVEMENT DISORDERS

More Than 15 Clinical, Pre-Clinical and Health Economics Studies Will Be Presented

Jerusalem, Israel, June 13, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that data from studies of AZILECT® (rasagiline tablets) and Parkinson’s disease (PD) will be featured at the 16th Annual International Congress of Parkinson’s Disease and Movement Disorders in Dublin, Ireland, 17-21 June 2012.

More than fifteen abstracts will highlight data from ongoing and completed studies of PD and AZILECT®, a MAO-B inhibitor for the treatment of PD, in the areas of pre-clinical, clinical and health economics research.

“We are proud of the variety of topics and quality of research results that will be presented at MDS this year,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer, Teva Pharmaceutical Industries Ltd. “We are committed to ongoing collaboration with academia, medical institutions and patient advocacy groups to continue our understanding of the role AZILECT® may play in the treatment landscape for the PD community – patients, their families and friends, and healthcare professionals.”

Presentations include:

Ongoing studies assessing effects of AZILECT® treatment on motor and non-motor PD symptoms, both as monotherapy and when added to ongoing dopamine agonist therapy:

•	[345] Evaluating the Efficacy of Rasagiline on Depressive Symptoms and Cognition in Parkinson’s Disease Patients without Dementia: the ACCORDO Study (Session PD Clinical Trials: 18 June 2012 at 12:45 PM IST) Paolo Barone for the ACCORDO Study Investigators, Salerno, Italy

•	[374] A Placebo-controlled, Randomized, Multicenter Study of Rasagiline as Add-on Therapy to Dopamine Agonists for Treatment of Early Parkinson’s Disease: the ANDANTE Study (Session PD Clinical Trials: 18 June 2012 at 12:45 PM IST) Robert Hauser, Tampa, FL,USA; Azhar Choudhry, Kansas City, MO, U.S.

New clinical trial results:

•	[450] A Comparative Study on Safety and Tolerability of Rasagiline Versus Pramipexole in Early Parkinson’s Disease: the ACTOR Study (Session PD Clinical Trials: 18 June 2012 at 12:45 PM IST) Francois Viallet, Provence, France, Severine Pitel, Marseille, France, Sylvie Lancrenon, Bourg la Reine, France, Oliver Blin, Marseille, France

ABOUT AZILECT®
AZILECT® tablets (rasagiline tablets) are indicated for the treatment of the signs and symptoms of Parkinson’s disease both as initial therapy alone and to be added to levodopa later in the disease in patients with end-of-dose fluctuations

Patients should not take AZILECT® if they are taking meperidine, tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, cyclobenzaprine, or other monoamine oxidase inhibitors (MAOIs), as it could result in a serious reaction. Patients should inform their physician if they are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. Patients with moderate to severe liver disease should not take AZILECT®. Patients should not exceed a dose of 1 mg per day of AZILECT® in order to prevent a possibly dangerous increase in blood pressure.

Side effects seen with AZILECT® alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

See additional important information at http://www.azilect.com/Resources/PDFs/PrescribingInformation-pdf.aspx. For hardcopy releases, please see enclosed full prescribing information.

AZILECT® is currently available in more than 40 countries worldwide, including the U.S., Canada, Israel, Mexico, and all EU countries. Teva has a long-term agreement for the joint development and marketing of AZILECT® in Europe and some additional markets with H. Lundbeck A/S. In North America, AZILECT® is marketed by Teva’s wholly-owned subsidiary, Teva Neuroscience, Inc. (www.tevaneuro.com).

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix(R), the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone(R) (including potential generic and oral competition for Copaxone(R)), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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